Exhibit 12

WPS Resources Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

(Millions)	2001	2000	1999	1998	1997	1996
EARNINGS
Income available to common shareholders	$ 77.6	$ 67.0	$ 59.6	$ 46.6	$ 55.8	$ 52.9
Federal and state income taxes	4.8	6.0	29.7	23.4	31.1	27.2

Net pretax income	82.4	73.0	89.3	70.0	86.9	80.1

Fixed charges	68.3	63.7	45.5	36.3	37.6	35.7

Subtract preferred dividend requirement	4.5	4.6	4.7	4.6	4.8	4.6

Total earnings as defined	$146.2	$132.1	$130.1	$101.7	$119.7	$111.2

FIXED CHARGES
Interest on long-term debt, including related amortization	$ 45.6	$ 41.7	$ 27.2	$ 24.0	$ 26.3	$ 25.5
Other interest	12.2	11.9	8.5	4.8	4.9	3.9
Distributions - preferred securities of subsidiary trust	3.5	3.5	3.5	1.5	0.0	0.0
Interest factor applicable to rentals	2.5	2.0	1.6	1.4	1.6	1.7

Fixed charges before preferred dividend requirement	$ 63.8	$ 59.1	$ 40.8	$ 31.7	$ 32.8	$ 31.1

Ratio of earnings to fixed charges	2.3	2.2	3.2	3.2	3.6	3.6

Preferred dividends (grossed up) (see below)	$ 4.5	$ 4.6	$ 4.7	$ 4.6	$ 4.8	$ 4.6

Total fixed charges including preferred dividend	$ 68.3	$ 63.7	$ 45.5	$ 36.3	$ 37.6	$ 35.7

Ratio of earnings to fixed charges and preferred dividends	2.1	2.1	2.9	2.8	3.2	3.1

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate *	31.7%	32.0%	33.8%	33.1%	34.8%	33.0%

Preferred dividends (grossed up)	$4.5	$4.6	$4.7	$4.6	$4.8	$4.6

* The tax rate has been adjusted to exclude the impact of tax credits.